LUCID, INC.

2320 Brighton Henrietta Town Line Road

Rochester, New York 14623

December 21, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Lucid, Inc. — Form RW for Withdrawal of
Registration Statement on Form 8-A

Ladies and Gentlemen:

Please be advised that Lucid, Inc. (“Lucid”) hereby applies for an order granting immediate withdrawal of the Form 8-A filing made by Lucid, Inc. on December 13, 2011 (File No. 001-35379).  The Form 8-A is being withdrawn because it provided for registration under Section 12(b) of the Securities Exchange Act of 1934, when Lucid’s securities are intended to be registered under Section 12(g) of the Securities Exchange Act.  Lucid is filing a new Form 8-A to register securities under the Section 12(g) of the Securities Exchange Act of 1934.

Very truly yours,

Lucid, Inc.

By:	/s/ L. Michael Hone
L. Michael Hone
Chief Executive Officer